Exhibit 99.2

(formerly Gammon Gold Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF ANNUAL FINANCIAL RESULTS	7
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	8
REVIEW OF FOURTH QUARTER FINANCIAL RESULTS	9
OCAMPO	10
EL CHANATE	13
EL CUBO	15
YOUNG-DAVIDSON	17
AUSTRALIAN OPERATIONS	18
EXPLORATION REVIEW	19
CONSOLIDATED EXPENSES	19
CONSOLIDATED INCOME TAX EXPENSE	20
FINANCIAL CONDITION	21
KEY ECONOMIC TRENDS	21
LIQUIDITY AND CAPITAL RESOURCES	22
CONTRACTUAL OBLIGATIONS	24
OUTSTANDING SHARE DATA	24
OFF-BALANCE SHEET ARRANGEMENTS	24
FINANCIAL INSTRUMENTS AND HEDGING	24
TRANSACTIONS WITH RELATED PARTIES	25
EVENTS AFTER THE REPORTING PERIOD	25
NON-GAAP MEASURES	26
RISKS AND UNCERTAINTIES	27
RECENT ACCOUNTING PRONOUNCEMENTS	30
INTERNATIONAL FINANCIAL REPORTING STANDARDS	31
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	35
CONTROLS AND PROCEDURES	36
CAUTIONARY NOTE TO U.S. INVESTORS	38
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	38

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 27, 2012, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, and notes thereto. During 2011, Gammon Gold Inc. formally changed its corporate name to AuRico Gold Inc. The change in corporate name was approved by the shareholders at the Annual and Special Shareholders’ Meeting on June 9, 2011.

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS” or “GAAP”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, including International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Detailed reconciliations of 2010 figures previously reported under Canadian GAAP to IFRS are provided in note 5 to the December 31, 2011 Consolidated Annual Financial Statements.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All results are presented in United States dollars (“US dollars” or “USD”), unless otherwise stated.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, Mexico, the El Chanate mine in Sonora State, Mexico, the El Cubo mine in Guanajuato State, Mexico, and the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the Young-Davidson gold mine in Northern Ontario, Canada, is expected by the end of Q1 2012. The Company’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). Further details on AuRico Gold Inc. can be found in the Company’s associated documents, including the Annual Information Form, at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 27 and in the Company’s Annual Information Form.

The prices of gold and silver are the largest factors impacting the profitability and operating cash flow of the Company. The prices of gold and silver hit record highs throughout 2011, with average London PM Fix prices of $1,572 and $35.12 per ounce respectively; a 28% and 74% increase over the average prices of $1,225 and $20.19 per ounce respectively in 2010. The price of silver significantly outperformed that of gold during 2011, causing the London PM Fix silver-to-gold ratio to decline from 61:1 during 2010 to 45:1 during 2011. As a result of the volatility in the gold equivalency ratio during 2010 and 2011, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

3

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)

	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31		CHANGE
	2011(4)	2010	CHANGE	(%)

Gold ounces produced	187,423	114,064	73,359	64%
Silver ounces produced	4,728,151	4,953,870	(225,719)	(5%	)
Gold equivalent ounces produced(2)	293,760	195,566	98,194	50%
Gold equivalent ounces produced (55:1)(3)	273,389	204,133	69,256	34%
Cash costs per gold equivalent ounce – North America(1)(2)(5)	$461	$474	$(13)	(3%	)
Cash costs per gold equivalent ounce – Australia(1)(2)(5)	$861	-	$861	100%
Cash costs per gold equivalent ounce - Total(1)(2)	$501	$474	$27	6%
Cash costs per gold equivalent ounce (55:1) – North America(1)(3)(5)	$499	$454	$45	10%
Cash costs per gold equivalent ounce (55:1) – Australia(1)(3)(5)	$861	-	$861	100%
Cash costs per gold equivalent ounce (55:1) - Total(1)(3)	$538	$454	$84	19%
Revenue from mining operations	$450,115	$238,266	$211,849	89%
Earnings / (loss) from operations	$213,275	$(161,398)	$374,673	232%
Net earnings / (loss)	$176,859	$(134,668)	$311,527	231%
Net earnings / (loss) per share, basic	$0.96	$(0.97)	$1.93	199%
Total cash	$179,444	$113,142	$66,302	59%
Operating cash flow	$181,824	$97,583	$84,241	86%
Net free cash flow(1)	$(65,562)	$(9,633)	$(55,929)	(581%	)

(1)	See the Non-GAAP Measures section on page 26.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
(5)	AuRico North America includes the Company’s Ocampo, El Chanate, and El Cubo mines. AuRico Australia includes the Company’s Fosterville and Stawell mines.

  Construction at the Young-Davidson development project continues to progress, with wet commissioning of the Young- Davidson mill commencing on March 8, 2012 and ore processing beginning on March 22, 2012. All processing equipment required for the first gold pour has been installed and is in the commissioning stage.

  On March 5, 2012, the Company announced the addition of 1.58 million gold equivalent ounces to proven and probable reserves at the North American operations, prior to depletion of 0.471 million gold equivalent ounces. Included in this figure is the addition of 1.01 million gold ounces at Young-Davidson, and 0.456 million gold equivalent ounces at Ocampo prior to mining depletion of 0.177 million gold equivalent ounces. The drilling discovery cost for all reserve and resource categories at the Company’s North American operations was approximately $8.00 per gold equivalent ounce.

  On October 26, 2011, the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”). For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. The Company now owns the Young-Davidson advanced stage gold mining development project in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada.

  On April 8, 2011, the Company completed the acquisition of Capital Gold Corporation (“Capital Gold”). For each common share, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68.6 million to Capital Gold shareholders. As a result of the acquisition, the Company now owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

  On February 23, 2011, the Company announced the successful resolution of the labour disruption at the El Cubo mine, and the signing of a new collective agreement with the union workforce. As a result, underground development and mining recommenced at the El Cubo mine on May 1, 2011. Processing of El Cubo ore resumed at the Las Torres mill on July 23, 2011, and smelting operations resumed at the end of July 2011. Underground mining at El Cubo continues to gradually ramp up to the ultimate target level of 1,800 tonnes per day (“TPD”) of in-situ ore, with production in December averaging 1,314 TPD.
4

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Achieving commercial production at the Young-Davidson mine by the third quarter of 2012;

  Acceleration of underground production and the expansion of processing capacities at Young-Davidson;

  Realizing optimization and expansion opportunities at the Ocampo, El Chanate and El Cubo operations;

  Continue expanding production at the Ocampo underground mines;

  The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile;

  Actively pursuing selective accretive acquisitions; and

  Exploring divestiture opportunities for non-core assets.

On January 31, 2012, the Company provided the following guidance for fiscal 2012 for its North American and Australian operations (assuming a silver-to-gold ratio of 55:1):

	GOLD EQUIVALENT	CASH COSTS PER	CAPITAL EXPENDITURES
	PRODUCTION (OUNCES)	GOLD EQUIVALENT OUNCE(6)	(IN MILLIONS)(6)
Young-Davidson(3)(4)	65,000 – 75,000	$450 - $550	$173 - $187
Ocampo(2)	180,000 – 200,000	$465 - $495	$36 - $50
El Chanate(3)(5)	78,000 – 88,000	$450 - $480	$45 -$49
El Cubo(2)	47,000 – 57,000	$750 - $780	$17 - $21
AuRico North America	370,000 – 420,000	$500 - $525	$271 - $307
Stawell(1)(3)	75,000 – 85,000	$870 - $900	$22 - $33
Fosterville(1)(3)	85,000 – 95,000	$965 - $995	$25 - $31
AuRico Australia(1)	160,000 – 180,000	$920 - $950	$47 - $64
Total AuRico(2)	540,000 – 600,000	$625 - $655	$318 - $371

(1)

The Company has presented the financial results of the Fosterville and Stawell mines as discontinued operations in the December 31, 2011 consolidated financial statements. Therefore, the 2012 guidance that was provided on January 31, 2012 for these mines may not be realized under the Company’s ownership. For further discussion, refer to page 18.

(2)

Production and cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1. See the Non-GAAP Measures section on page 26.

(3)

Cash costs for the Young-Davidson, El Chanate, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product silver revenues as a cost credit. Production includes gold ounces only.

(4)	Includes pre-production, sustaining, and accelerated underground capital infrastructure costs.
(5)	Includes $29.2 million of accelerated pre-stripping of the South East Layback associated with the expansion of the crushing and stacking productivity from 14,000 TPD to 21,000 TPD.
(6)	The following currency assumptions were used: 12:1 Mexican pesos to the US dollar, 1:1 Canadian dollars to the US dollar, and 1:1 Australian dollars to the US dollar.

5

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

As a result of the acquisition of Northgate, the Company owns the Fosterville and Stawell mines located in Australia. The Company is focused on operations in North America, and as result, management intends to sell these mines and their related subsidiaries. As a result, in the Consolidated Financial Statements for the year ended December 31, 2011, the Company has presented the results of these mines as discontinued operations. For further discussion, refer to page 18.

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		YEAR ENDED		YEAR ENDED		YEAR ENDED
		DECEMBER 31		DECEMBER 31		DECEMBER 31
		2011		2010		2009(7)
Gold ounces sold(8)		180,740		111,775		133,003
Silver ounces sold(8)		4,516,975		4,970,777		5,146,584
Gold equivalent ounces sold (realized)(1)(8)		282,182		193,429		210,853
Gold equivalency ratio (realized)(4)(8)		46		61		66
Gold ounces produced(8)		187,423		114,064		136,309
Silver ounces produced(8)		4,728,151		4,953,870		5,165,514
Gold equivalent ounces produced (realized)(1)(8)		293,760		195,566		214,072
Revenue from mining operations(8)		$401,901		$238,266		$206,801
Production costs, excluding amortization and depletion(8)		$125,870		$89,857		$94,599
Earnings / (loss) from operations(8)		$197,701		$(161,398)		$27,434
Net earnings / (loss) from continuing operations		$161,312		$(134,668)		$8,205
Net earnings from discontinued operations		$15,547		-		-
Total net earnings / (loss)		$176,859		$(134,668)		$8,205
Net earnings / (loss) per share from continuing operations, basic		$0.88		$(0.97)		$0.07
Net earnings per share from discontinued operations, basic		$0.08		-		-
Total net earnings / (loss) per share, basic		$0.96		$(0.97)		$0.07
Net earnings / (loss) per share from continuing operations, diluted(5)		$0.74		$(0.97)		$0.06
Net earnings per share from discontinued operations, diluted(5)		$0.08		-		-
Total net earnings / (loss) per share, diluted(5)		$0.82		$(0.97)		$0.06
Operating cash flow from continuing operations		$160,258		$97,583		$78,218
Operating cash flow from discontinued operations		$21,566		-		-
Total operating cash flow		$181,824		$97,583		$78,218
Net free cash flow from continuing operations(2)		$(69,766)		$(9,633)		$1,357
Net free cash flow from discontinued operations(2)		$4,204		-		-
Total net free cash flow(2)		$(65,562)		$(9,633)		$1,357
Total cash		$179,444		$113,142		$128,977
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(2)(6)(8)		$501		$474		$462
Total cash costs per gold ounce(2)(8)		$(92)		$(82)		$156
Average realized gold price per ounce		$1,599		$1,229		$978
Average realized silver price per ounce		$34.97		$20.30		$14.91
Gold equivalent ounces sold (55:1)(3)(8)		262,867		202,152		226,577
Gold equivalent ounces produced (55:1)(3)(8)		273,389		204,133		230,228
Total cash costs per gold equivalent ounce (55:1)(2)(3)(6)(8)		$538		$454		$430

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 26.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)	Net loss per share on a diluted basis is the same as net loss on an undiluted basis for the year ended December 31, 2010 as all factors were anti-dilutive.
(6)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(7)

The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, financial results for this year have not been restated to IFRS, except for total cash, total assets and total long-term financial liabilities.

(8)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results and balances of these operations are presented separately on the Consolidated Balance Sheets and Consolidated Statements of Operations as at and for the year ended December 31, 2011.

6

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2011, the Company sold 180,740 gold ounces and 4,516,975 silver ounces compared to sales of 111,775 gold ounces and 4,970,777 silver ounces in 2010. Using the Company’s long-term gold equivalency ratio of 55:1, 262,867 Au(e)(55:1) ounces were sold in 2011, representing a 30% increase over sales of 202,152 Au(e)(55:1) ounces in 2010. This increase resulted from the additional ounces sold at the newly acquired El Chanate, Fosterville and Stawell mines. Using the realized gold equivalency ratios of 46:1 and 61:1, Au(e) sold in 2011 and 2010 were 282,182 and 193,429 ounces, respectively, a 46% increase.

Excluding ounces sold from discontinued operations, the Company sold 152,407 gold ounces and 4,516,975 silver ounces, or 234,534 Au(e)(55:1) ounces in 2011. Using the realized gold equivalency ratio of 46:1, the Company sold 253,849 gold equivalent ounces in 2011 from continuing operations. Total revenues from continuing operations during the year increased to $401.9 million, as compared to revenues of $238.3 million in 2010. This $163.6 million, or 69%, increase in revenue was due to an increase in realized gold and silver prices of 30% and 72% respectively, combined with the increase in ounces sold.

Earnings from operations, which are exclusive of discontinued operations, were $197.7 million in 2011, representing a $359.1 million, or 222%, improvement over the 2010 loss from operations of $161.4 million. Before the net impairment reversal of $49.5 million in 2011 and the impairment charge of $223.4 million in 2010, earnings from operations were $148.2 million and $62.0 million in 2011 and 2010, respectively. Excluding the impact of the net impairment reversal and charge in 2011 and 2010, earnings from operations in 2011 increased by $86.2 million or 139% as compared to the prior year. This improvement resulted from the increase in revenues mentioned previously, combined with the addition of positive earnings from operations from the El Chanate mine and improved earnings from operations at Ocampo. Earnings from operations in 2011 included $9.4 million in Capital Gold acquisition-related costs and $9.8 million in Northgate acquisition-related costs.

Net earnings from continuing operations were $161.3 million in 2011, representing a $296.0 million, or 220%, increase over the Company’s consolidated net loss from continuing operations of $134.7 million in 2010. Before the net impairment reversal and impairment charge, net of tax, of $41.3 million and $194.6 million, net earnings from continuing operations were $120.0 million and $59.9 million in 2011 and 2010, respectively. Excluding these net impairment adjustments, earnings for 2011 increased by $60.1 million over the prior year, primarily as a result of the earnings contribution from the El Chanate mine, improved earnings at Ocampo, an increase in foreign exchange gains, the recognition of an unrealized gain on the fair market value of the option component of convertible senior notes and the recognition of realized gains on the sale of equity securities. These increases were partially offset by an increase in tax expense. Including net earnings from discontinued operations of $15.5 million, consolidated net earnings were $176.8 million in 2011.

In 2011, realized cash costs per Au(e), which are inclusive of discontinued operations, increased 6% to $501, compared to $474 per gold equivalent ounce in 2010. This increase in consolidated cash costs per ounce is primarily due to the acquisition of the Fosterville and Stawell mines and the resumption of operations at the El Cubo mine in 2011, all of which are higher cost operations. Cash costs per Au(e)(55:1) ounce were $538 in 2011 compared to $454 in 2010, representing an increase of 19% over the prior year. Excluding cash costs from discontinued operations, cash costs per Au(e)(55:1) ounce and per Au(e) from continuing operations were $499 and $461, respectively, in 2011.

The Company reported total operating cash flow from during the year of $181.8 million, an increase of $84.2 million or 86%, over the prior year result of $97.6 million. After deducting capital expenditures of $247.4 million, the Company’s total net free cash flow was negative $65.6 million in 2011, as compared to a negative net free cash flow in the prior year of $9.6 million. After excluding $82.8 million in capital expenditures relating to the construction of Young-Davidson, net free cash flow was a positive $17.2 million, representing a 279% increase over 2010.

7

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Gold equivalent ounces sold (realized)(1)(8)	92,074	65,429	73,998	50,681	51,439	45,099	47,499	49,392
Gold equivalent ounces produced (realized)(1)(8)	92,837	76,630	74,439	49,854	53,030	45,520	48,955	48,061
Revenue from mining operations(8)	$106,597	$112,087	$112,904	$70,313	$71,017	$55,518	$57,044	$54,687
Production costs, excluding amortization and depletion(8)	$39,961	$34,518	$32,398	$18,993	$20,484	$19,648	$24,145	$25,580
Earnings / (loss) from operations(8)	$77,547	$52,793	$43,809	$23,552	$25,409	$12,447	$(211,480)	$12,226
Net earnings / (loss) from continuing operations	$62,389	$62,614	$24,523	$11,786	$29,256	$9,171	$(174,272)	$1,177
Net earnings from discontinued operations	$15,547	-	-	-	-	-	-	-
Total net earnings / (loss)	$77,936	$62,614	$24,523	$11,786	$29,256	$9,171	$(174,272)	$1,177

Net earnings / (loss) per share from continuing operations, basic	$0.25	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)	$0.01
Net earnings per share from discontinued operations, basic	$0.06	-	-	-	-	-	-	-
Total earnings / (loss) per share, basic	$0.31	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)	$0.01
Net earnings / (loss) per share from continuing operations, diluted(3)	$0.15	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)	$0.01
Net earnings per share from discontinued operations, diluted(3)	$0.06	-	-	-	-	-	-	-
Total earnings / (loss) per share, diluted(3)	$0.21	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)	$0.01
Operating cash flow from continuing operations	$20,511	$51,713	$54,413	$33,621	$35,640	$31,237	$15,694	$15,012
Operating cash flow from discontinued operations	$21,566	-	-	-	-	-	-	-
Total operating cash flow	$42,077	$51,713	$54,413	$33,621	$35,640	$31,237	$15,694	$15,012
Net free cash flow from continuing operations(4)	$(108,046)	$12,251	$20,096	$5,933	$7,125	$3,945	$(12,900)	$(7,803)
Net free cash flow from discontinued operations(4)	$4,204	-	-	-	-	-	-	-
Total net free cash flow(4)	$(103,842)	$12,251	$20,096	$5,933	$7,125	$3,945	$(12,900)	$(7,803)
Total cash costs, per gold equivalent ounce (realized)(4)(7)(8)	$681	$487	$372	$382	$407	$445	$520	$527
Total cash costs, per gold ounce(4)(8)	$375	$(240)	$(414)	$(572)	$(395)	$(114)	$52	$120
Average realized gold price(5)	$1,672	$1,704	$1,509	$1,386	$1,381	$1,230	$1,201	$1,107
Average realized silver price(5)	$30.98	$38.15	$38.36	$32.30	$27.40	$19.19	$18.47	$16.81
Gold equivalent ounces sold (55:1)(6)(8)	91,489	60,650	65,419	45,309	49,493	48,228	51,018	53,413
Gold equivalent ounces produced (55:1)(6)(8)	92,306	70,658	65,722	44,703	51,199	48,650	52,506	51,778
Total cash costs per gold equivalent ounce (55:1)(4)(6)(7)(8)	$685	$526	$420	$427	$423	$416	$484	$487

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 26.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the long-term gold equivalency ratio of 55:1.
(7)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(8)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Consolidated Statements of Operations for the year ended December 31, 2011.

8

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2011, the Company sold 70,132 gold ounces and 1,174,644 silver ounces compared to sales of 28,207 gold ounces and 1,170,723 silver ounces in the fourth quarter of 2010. Using the Company’s long-term gold equivalency ratio of 55:1, 91,489 Au(e)(55:1) were sold in the fourth quarter of 2011, representing an 85% increase over sales of 49,493 Au(e)(55:1) in the fourth quarter of 2010. This increase resulted from the additional ounces sold at the newly acquired El Chanate, Fosterville and Stawell mines, and at the El Cubo mine, whiCh resumed operations in 2011. These increases were partially offset by a decrease in ounces sold at Ocampo during the quarter. Using the realized gold equivalency ratios of 54:1 and 50:1, Au(e) sold in the fourth quarter of 2011 and 2010 were 92,074 and 51,439, respectively, representing a 79% increase quarter-over-quarter.

Excluding ounces sold from discontinued operations, the Company sold 41,799 gold ounces and 1,174,644 silver ounces, or 63,156 Au(e)(55:1) ounces in the fourth quarter of 2011. Using the realized gold equivalency ratio of 54:1, the Company sold 63,741 gold equivalent ounces in the fourth quarter of 2011 from continuing operations. Fourth quarter revenues increased to $106.6 million, as compared to revenues of $71.0 million in the fourth quarter of 2010. This $35.6 million, or 50%, increase in revenue was due to an increase in realized gold and silver prices of 21% and 13% respectively, combined with the increase in ounces sold.

Earnings from operations, which are exclusive of discontinued operations, were $77.5 million or $0.31 per share in the fourth quarter of 2011, representing a $52.1 million improvement over earnings from operations of $25.4 million or $0.18 per share in the same period of 2010. This increase was due to the net impairment reversal of $49.5 million, the improvement in revenues mentioned previously, and the addition of positive earnings from operations at the El Chanate mine. These increases were partially offset by a decrease in earnings from operations at Ocampo as a result of a decrease in ounces sold during the quarter and $7.7 million in Northgate acquisition-related costs.

Net earnings from continuing operations were $62.4 million in the fourth quarter of 2011, representing a $33.1 million increase over the Company’s Q4 2010 net earnings from continuing operations of $29.3 million. The increase in earnings is primarily as a result of the net impairment reversal, net of tax, of $41.3 million, the earnings contribution from the El Chanate mine and the recognition of a $23.0 million unrealized gain on the fair value of the option component of convertible senior notes. These increases were partially offset by a decrease in earnings during the quarter at Ocampo and an increase in tax expense. Including net earnings from discontinued operations of $15.5 million, consolidated net earnings were $77.9 million in the fourth quarter of 2011.

In the fourth quarter of 2011, realized cash costs per Au(e), which are inclusive of discontinued operations, increased 67% to $681, compared to $407 per gold equivalent ounce in the same period in 2010. This increase in consolidated cash costs per ounce was primarily due to the acquisition of the Fosterville and Stawell mines and the resumption of operations at El Cubo, all which are higher cost operations. In addition, cash costs at Ocampo were higher during the fourth quarter due to lower than expected grades resulting from re-sequencing in the underground mine. Cash costs per Au(e)(55:1) ounce were $685 in Q4 2011 compared to $423 in Q4 2010, representing an increase of 62% over the same period in 2010. Excluding cash costs from discontinued operations, cash costs per Au(e)(55:1) ounce and per Au(e) from continuing operations were $606 and $600, respectively, in the fourth quarter of 2011, compared to $423 and $407, respectively, in the fourth quarter of 2010.

The Company reported total operating cash flow during the fourth quarter of $42.1 million, an increase of $6.5 million or 18%, over the prior year result of $35.6 million. This increase in operating cash flow arose primarily as a result of improved gold and silver prices and additional operating cash flow contributed from the El Chanate, El Cubo, Fosterville and Stawell mines, offset by a decline in production at Ocampo, costs related to the Northgate acquisition, and reclamation expenditures at the newly acquired Kemess mine. After deducting capital expenditures of $145.9 million, including capital expenditures of $82.8 million at the Young-Davidson project, the Company’s Q4 2011 net free cash flow was a negative $103.8 million.

9

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO

The Ocampo mine, which commenced commercial production in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

OCAMPO OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Underground Operations
Tonnes of ore mined	207,223	153,727	735,974	561,041
Average grade of gold(1)	2.24	2.52	2.72	2.27
Average grade of silver(1)	106	166	130	145
Open Pit Operations
Total tonnes mined	10,549,369	9,727,848	39,450,969	36,562,497
Tonnes of ore mined	518,300	975,472	2,200,446	3,621,308
Capitalized stripping and other tonnes	8,792,145	7,362,074	32,338,443	26,226,784
Average grade of gold(1)	0.28	0.53	0.44	0.54
Average grade of silver(1)	10	27	20	30
Mill Operations
Tonnes of ore processed	292,526	290,849	1,145,640	1,129,641
Average grade of gold processed(1)	1.78	2.02	2.17	1.81
Average grade of silver processed(1)	82	116	102	107
Average gold recovery rate	97%	96%	97%	96%
Average silver recovery rate	87%	79%	87%	79%
Gold ounces produced	16,202	17,890	77,687	62,758
Silver ounces produced	672,171	829,894	3,254,144	3,075,656
Heap Leach Operations
Tonnes of ore placed	423,403	878,915	1,783,291	3,078,283
Average grade of gold processed(1)	0.18	0.39	0.27	0.39
Average grade of silver processed(1)	7	23	13	23
Gold ounces produced	3,707	11,494	21,791	40,462
Silver ounces produced	189,092	369,935	917,628	1,341,757
Gold ounces produced	19,909	29,384	99,478	103,220
Silver ounces produced	861,263	1,199,829	4,171,772	4,417,413
Gold equivalent ounces produced(3)	35,960	53,030	194,208	176,458
Gold equivalent ounces produced (55:1)(2)	35,568	51,199	175,328	183,537
Gold ounces sold	19,449	28,207	95,553	100,615
Silver ounces sold	886,351	1,170,723	4,081,527	4,415,308
Gold equivalent ounces sold(3)	35,986	51,439	188,307	173,716
Gold equivalent ounces sold (55:1)(2)	35,564	49,493	169,762	180,893

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

10

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

MINING

At the Northeast and Santa Eduviges operations, the Company mined 207,223 tonnes, or 2,252 TPD, of underground ore in the fourth quarter of 2011, an increase of 53,496 tonnes, or 35% over the same prior year period. During the quarter, production was impacted by mine sequencing changes due to adverse ground conditions at newly accessed areas in the underground operations. Revised ground control standards have been implemented and production will resume in these areas during the first quarter with grades expected to return to levels consistent with reserve grades by the end of March 2012. Annually, the Company mined 735,974 tonnes or 2,016 TPD, a 31% improvement over 2010.

During the fourth quarter of 2011, the Company completed a total of 7,308 metres of development for a total of 29,173 metres in 2011, representing an increase of 30% over the 22,382 metres developed in 2010.

During the year, the Company began evaluating the economics associated with commissioning the existing shaft system immediately adjacent to the mill facility. The shaft system will be used to hoist ore from the Northeast underground mine, which would significantly reduce truck haulage time, reducing operating costs and improving ventilation. The Company continues to evaluate the development and commissioning of Level 2, a potential third underground mine exploiting recently delineated orebody extensions. A commissioning decision is expected by the end of Q1 2012. Expanding underground production may necessitate the expansion of mill capacity beyond the current 3,200 tonnes per day.

The Company mined 10,549,369 tonnes, or 114,667 TPD, from the open pit in the fourth quarter, an 8% improvement over the tonnes mined in Q4 2010. Despite the increased tonnage, tonnes of ore mined declined 47% from 975,472 tonnes in the fourth quarter of 2010 to 518,300 tonnes in the fourth quarter of 2011. The decline in ore mined was due to a change in mine plan sequencing, which has deferred access to mineable ore. Annually, the Company mined 39,450,969 tonnes, or 108,085 TPD, in 2011, representing an 8% increase over the 36,562,497 tonnes mined during 2010.

During the quarter, the Company continued its stripping activities at the Picacho open pit, mining 6,508,830 tonnes during the fourth quarter of 2011, compared to 5,562,786 tonnes in the third quarter of 2011. Stripping activities at the Picacho open pit are now largely complete. To date, stripping activities at Picacho total approximately 46.3 million tonnes. Stripping activities also continued at the Conico open pit with 2,283,315 tonnes being mined, compared to 1,641,710 tonnes in the previous quarter. Overall capitalized stripping activities at Ocampo represented a capital investment of $11.1 million during the fourth quarter of 2011, compared to $10.6 million in Q3 2011. Annually, the Company invested $42.0 million in capitalized stripping activities at Ocampo in 2011, compared to $33.5 million in 2010.

PROCESSING

The Ocampo mill circuit processed 292,526 tonnes, or 3,180 TPD, during the fourth quarter, which was consistent with the tonnes processed in the same quarter of 2010 of 290,849 tonnes, or 3,161 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. Annually, the Ocampo mill circuit processed 1,145,640 tonnes at an average rate of 3,139 TPD, which is consistent with 2010. Average recovery rates for silver have improved significantly during the year, with an 87% recovery rate realized in 2011, compared to 79% in 2010.

Gold and silver grades processed at the mill facility declined from 2.02 and 116 grams per tonne respectively in Q4 2010 to 1.78 and 82 grams per tonne respectively in Q4 2011. During the quarter, grades contributed by the underground mine were negatively impacted by the mine sequencing changes previously mentioned, which deferred access to stopes grading 5.3 to 9.6 gold equivalent grams per tonne to 2012 and the Company had to replace this deferred mining with ore grading 1.7 to 4.0 gold equivalent grams per tonne. Annually, gold equivalent grades processed at the mill facility improved, as gold grades increased from 1.81 gold grams per tonne in 2010 to 2.17 gold grams per tonne in 2011. This was due to higher grade and tonnage contribution from the underground mines for most of the year, lower dilution, and a reduction in open pit tonnes sent to the mill facility.

During the fourth quarter of 2011, the Company placed 423,403 tonnes on the heap leach pad at an average stacking rate of 4,602 TPD, representing a 52% decline from the tonnes placed in Q4 2010. Access to heap leach ore continues to improve as the open pit push-backs near completion. In January and February of 2012, the average stacking rate was 8,668 TPD, an increase of 88% over Q4 2011. Annually, the Company placed 1,783,291 tonnes on the heap leach pad at an average stacking rate of 4,886 TPD, representing a 42% decline from the tonnes placed in 2010.

During the fourth quarter and throughout 2011, gold and silver grades placed on the heap leach pad declined, primarily due to lower grade ore being available from the open pit and a reduction in cutoff grade attributable to higher metal prices.

11

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO FINANCIAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Revenue from mining operations	$59,435	$71,017	$291,116	$215,717
Production costs	$19,565	$20,484	$76,492	$74,198
Refining costs	$351	$449	$1,545	$1,631
Amortization and depletion	$11,291	$12,604	$43,806	$39,577
Earnings from operations	$25,639	$34,400	$158,467	$91,960
Cash flow from operations	$27,285	$41,894	$175,440	$116,108
Capital expenditures	$(29,093)	$(26,799)	$(109,205)	$(97,879)
Net free cash flow(2)	$(1,808)	$15,095	$66,235	$18,229
Total cash costs per gold equivalent ounce(2)(3)	$553	$407	$414	$437
Total cash costs per gold ounce(2)	$(388)	$(395)	$(684)	$(152)
Total cash costs per gold equivalent ounce (55:1) (1)(2)	$560	$423	$460	$419

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 26.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Ocampo recognized $25.6 million in earnings from operations in Q4 2011, a decline of $8.8 million over Q4 2010 earnings from operations of $34.4 million. This decline was due to decreased ounces sold of 13,929 Au(e)(55:1), partially offset by an increase in realized gold and silver prices. Annually, earnings from operations increased by 72%, from $92.0 million in 2010 to $158.5 million in 2011 due to increased production as well as an increase in realized gold and silver prices. The increased revenues were partially offset by higher production costs and higher amortization and depletion expense, which are both due to the increased production.

Ocampo generated $27.3 million in operating cash flow during the quarter, a decline of $14.6 million over Q4 2010 operating cash flow of $41.9 million, primarily due to a reduction in ounces sold, as mentioned previously. Capital expenditures of $29.1 million exceeded operating cash flow by $1.8 million in the fourth quarter of 2011. Capital expenditures at Ocampo in the fourth quarter included $11.1 million in capitalized stripping activities, $4.6 million in underground development, $5.0 million in sustaining capital, and $8.4 million in exploration activities. Annually, Ocampo generated $175.4 million in operating cash flow and $66.2 million in net free cash flow.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $560 in the fourth quarter of 2011, compared to cash costs of $423 per gold equivalent ounce in the fourth quarter of 2010. Cash costs increased by $137 per gold equivalent ounce largely as a result of lower grades encountered in the underground mine which increased the cost per ounce sold. Annually, Ocampo’s cash costs were $460 using the long-term gold equivalency ratio of 55:1, compared to $419 per gold equivalent ounce during the same period in 2010.

OCAMPO EXPLORATION

On March 5, 2012, the Company reported updated reserves and resources as at December 31, 2011, including the addition of 0.456 million gold equivalent ounces of proven and probable reserves , prior to mining depletion of 0.177 million gold equivalent ounces, for a total of 2.4 million gold equivalent ounces of proven and probable reserves at Ocampo. The addition to reserves at Ocampo include 0.168 million gold equivalent ounces in the underground, or an increase of 21% before mining depletion, and 0.288 million gold equivalent ounces in the open pit, or an increase of 22% before mining depletion. In addition to proven and probable reserves, the Company also added 0.120 million gold equivalent ounces of measured and indicated resources. Further details on the updated reserves and resources by category can be found in the March 5, 2012 press release or in the Company’s Annual Information Form, both which can be found on the Company’s website at www.auricogold.com.

During the fourth quarter of 2011, the Company completed 115 surface drill holes for 18,160 metres and 131 underground drill holes for 24,240 metres. Underground drilling increased by 10,663 metres compared to the previous quarter as a result of a restart and ramp up of the program. Surface drilling increased by 8,021 metres compared to the previous quarter as a result of the high seasonal rainfall in third quarter of 2011 that decreased surface productivity. Annually, the Company drilled 456 surface drill holes for 71,430 metres at surface and 331 underground drill holes for 67,780 metres. The results of exploration work completed at Ocampo during the year are highlighted in the January 9, 2012 press release, which can be found on the Company’s website at www.auricogold.com, and include significant intersections at the Cubiro, Altagracia and Belen-San Jose veins. In 2012, the Company is planning continued exploration on the San Jose, San Amado and Santa Eduviges underground targets and the PGR and Cerro Blanco open pit targets.

12

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

As a result of the acquisition of Capital Gold on April 8, 2011, the Company now owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will ultimately be approximately 1,700 metres long, 780 metres wide, and 280 metres deep.

The Company has begun to implement a possible 5-phase strategic expansion program at the El Chanate mine. Phases 1 and 2 of the plan are targeting an increase in the crushing and stacking rate to 21,000 TPD by the end of Q1 2012, a 50% increase over the crushing and stacking rates reported in 2010. A decision to expand production beyond 21,000 TPD will only be made if there is a significant change in the future design of the El Chanate open pit.

EL CHANATE OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011(2)	2010
Open Pit Operations
Total tonnes mined	6,746,372	-	17,296,491	-
Tonnes of ore mined	2,023,390	-	5,194,636	-
Capitalized stripping and other tonnes	4,012,875	-	9,055,536	-
Average grade of gold(1)	0.75	-	0.66	-
Tonnes stockpiled ahead of the heap leach	114,085	-	114,085	-
Average grade of gold(1)	0.74	-	0.74	-
Low grade tonnes stockpiled ahead of the heap leach	2,382,719	-	2,382,719	-
Average grade of gold(1)	0.15	-	0.15	-
Crushing and Heap Leach Operations
Ore tonnes crushed and placed on the heap leach pad	1,640,638	-	4,357,006	-
Average grade of gold processed(1)	0.86	-	0.74	-
Low grade ore placed on the heap leach pad	323,092	-	1,648,556	-
Average grade of gold processed(1)	0.18	-	0.25	-
Total tonnes of ore processed	1,963,730	-	6,005,562	-
Average grade of gold processed(1)	0.75	-	0.60	-
Gold ounces produced	18,080	-	49,395	-
Gold ounces sold	17,355	-	49,659	-

(1)	Grams per tonne.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

During the quarter, the Company mined 6,746,372 tonnes, or 73,330 TPD, at the El Chanate mine, including 2,023,390 ore tonnes. Mining rates increased by 9,146 TPD or 14%, compared to the average rate during Q3 2011 of 64,184 TPD, and increased by 29,010 TPD or 65% compared to the average rate during the three months prior to acquisition of 44,320 TPD. In December, the mining contractor increased the mobile equipment fleet by 4 units, which improved mining rates in the fourth quarter and will result in a further increase in mining rates in the first quarter of 2012. Since the Company’s acquisition of the El Chanate mine on April 8, 2011, the Company has mined 17,296,491 tonnes, or 64,781 TPD.

During the quarter, the Company crushed and placed 1,640,638 tonnes of ore from the open pit on the heap leach pad, at an average rate of 17,833 TPD, with an average grade of gold of 0.86 grams per tonne. This represents an 8% increase in crushing and stacking rates as compared to the average rate during the previous quarter of 16,441 TPD. During the quarter, the Company also placed 323,092 tonnes of low grade run-of-mine material onto the heap leach pad. These tonnes are not crushed before they are placed on the heap leach pad. The Company produced 18,080 and 49,395 gold ounces at El Chanate during the fourth quarter and year-to-date, respectively.

13

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold grades averaged 0.75 grams per tonne during the fourth quarter, a 36% increase over the 0.55 gold grams per tonne placed in Q3 of 2011. The higher grades placed in Q4 2011 are as a result of higher grade ore mined during the quarter as well as 50% less run-of-mine material placed on the leach pad.

Stripping activities totalled 4,012,875 tonnes during the fourth quarter of 2011, compared to 3,108,138 tonnes during Q3 2011. The majority of the tonnes stripped during the fourth quarter were mined as part of the Southeast pushback of the pit. Overall capitalized stripping activities at El Chanate represented a capital investment of $5.5 million during the fourth quarter of 2011, compared to $4.4 million in Q3 2011. Since the Company’s acquisition of the El Chanate mine, 9,055,536 capitalized stripping tonnes have been mined, representing a capital investment of $12.6 million.

During the quarter, the Company completed the first phase of a five-phase expansion program, which increased the crushing and stacking capacity of the circuit to 18,000 TPD. Phase 2 of the program, which was completed in Q1 2012, targeted a crushing and stacking rate of 21,000 TPD, and included upgrades to the conveyer system, commissioning of an intermediate grade solution pond, and the commissioning of an additional ADR (Adsorption-Desorption-Recovery) plant. The commissioning of the solution pond, combined with the upgraded pumps and feed lines has allowed the solution pumping rates to the leach ponds to be increased from 20,000 m3 per day to 31,500 m3 per day, which has allowed the Company to place more surface area under leach. The additional ADR plant has allowed the solution treatment rate to increase from 17,000 m3 per day to 28,000 m3 per day. These continued optimization initiatives have had a favourable impact on production and cash costs in 2011 and are expected to continue to favourably impact production and cash costs in 2012.

EL CHANATE FINANCIAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011(2)	2010
Revenue from mining operations	$29,589	-	$83,825	-
Production costs	$9,124	-	$32,912	-
Refining costs	$86	-	$306	-
Amortization and depletion	$2,603	-	$6,538	-
Earnings from operations	$17,381	-	$43,208	-
Cash flow from operations	$9,109	-	$38,679	-
Capital expenditures	$(9,438)	-	$(22,757)	-
Net free cash flow(1)	$(329)	-	$15,922	-
Total cash costs per gold ounce(1)	$401	-	$449	-

(1)	See the Non-GAAP Measures section on page 26.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Earnings from operations totaled $17.4 million during the fourth quarter of 2011, and $43.2 million since acquisition. El Chanate’s earnings in the quarter and annually include $1.5 million and $8.1 million respectively in production costs relating to the acquisition date fair value adjustment on heap leach inventory. The remaining fair value adjustment in inventory at December 31, 2011 is $25.5 million.

El Chanate generated $9.1 million in operating cash flow during the quarter, and incurred $9.4 million of capital expenditures. Capital expenditures at El Chanate in the fourth quarter included $5.5 million in capitalized stripping activities, $1.2 million in sustaining capital and optimization initiatives, and $2.7 million in exploration expenditures. Since acquisition, El Chanate generated $38.7 million in operating cash flow and $15.9 million in net free cash flow.

During the quarter, cash costs per gold ounce at the El Chanate mine were $401 or 17% lower than Q3 2011 cash costs of $485. The improvement over the prior quarter is largely due to the optimization initiatives implemented subsequent to the Company acquiring the mine on April 8th. On a year-to-date basis, cash costs per gold ounce at El Chanate were $449.

EL CHANATE EXPLORATION

On March 5, 2012, the Company reported updated reserves and resources of 1.3 million gold ounces of proven and probable reserves as at December 31, 2011. Further details on the updated reserves and resources by category can be found in the March 5, 2012 press release or in the Company’s Annual Information Form, both which can be found on the Company’s website at www.auricogold.com.

During the fourth quarter of 2011, the Company continued the reverse circulation drill program at El Chanate, primarily to convert inferred resources to measured or indicated resources, and to test for resources that may justify deepening the pit in the future. During the quarter, the Company completed 76 reverse circulation drill holes for 18,801 metres and 12 core drill holes for 4,384 metres. Annually, the Company completed 177 reverse circulation drill holes for 38,510 metres and 14 core drill holes for 5,154 metres. The results of the 2011 drill program at El Chanate are highlighted in the January 9, 2012 press release, which can be found on the Company’s website at www.auricogold.com. The 2012 exploration program at El Chanate will focus east on trend to the existing pit, and to the south of the existing pit.

14

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which is owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

EL CUBO OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Underground and Mill Operations
Tonnes of ore mined	106,273	-	247,190	240,496
Tonnes of ore processed	133,513	-	256,150	233,006
Average grade of gold processed(1)	1.19	-	1.24	1.63
Average grade of silver processed(1)	71	-	80	83
Average gold recovery rate	84%	-	85%	91%
Average silver recovery rate	81%	-	84%	88%
Gold ounces produced	4,272	-	8,670	10,844
Silver ounces produced	247,851	-	556,379	536,457
Gold equivalent ounces produced	8,917	-	20,277	19,108
Gold equivalent ounces produced (55:1)(2)	8,778	-	18,786	20,596
Gold ounces sold	4,995	-	7,195	11,160
Silver ounces sold	288,293	-	435,448	555,469
Gold equivalent ounces sold	10,400	-	15,883	19,713
Gold equivalent ounces sold (55:1)(2)	10,237	-	15,113	21,259

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

On February 23, 2011, the Company announced the successful resolution of the labour disruption at El Cubo and the signing of a new collective agreement with the unionized workforce. Underground development and mining recommenced at the mine on May 1st, processing of El Cubo ore resumed at the Las Torres mill on July 23rd, and smelting operations resumed at the end of July. Operations at the mine had been suspended since June 2, 2010 as a result of the labour disruption.

The Company mined 106,273 tonnes, or 1,155 TPD, of underground ore in the fourth quarter of 2011, which was consistent with the 1,113 TPD of ore mined in Q3 2011. Underground mining continues to gradually ramp up to the ultimate target level of 1,800 TPD of in-situ ore, with production in December averaging 1,314 TPD. During the quarter, the Company processed 133,513 tonnes, or 1,451 TPD, a 17% decrease over the 1,752 TPD processed in Q3 2011. The decline in ore processed was due to fewer tonnes being processed from the material stockpiled in advance of the resumption of processing, as compared to Q3 2011.

Longhole stope drilling commenced at El Cubo in June, and training was accelerated with three drill rigs on site for most of the fourth quarter. The Company was able to complete 3,579 metres of development in the underground mine, an increase of 87% over the 1,912 metres developed in Q3 2011. The conversion to long-hole mining continues to advance with four long-hole mining stopes currently in various stages of mining and development. Engineering studies indicate that up to 95% of production may come from long-hole mining by year end 2012. It is anticipated that the conversion to long-hole mining may result in improvements in productivity, dilution and costs, similar to those achieved at the Ocampo mine.

15

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO FINANCIAL REVIEW

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Revenue from mining operations	$17,466	-	$26,853	$22,549
Production costs	$11,272	-	$16,466	$15,659
Refining costs	$128	-	$212	$242
Mine standby costs	-	$1,413	$11,430	$9,214
Amortization and depletion	$1,607	$(174)	$2,512	$4,776
Earnings / (loss) from operations	$113,493	$(1,716)	$103,869	$(232,816)
Cash flow from / (used in) operations	$3,868	$(2,959)	$(12,697)	$(3,434)
Capital expenditures	$(5,513)	$(74)	$(11,333)	$(5,613)
Net free cash flow(2)	$(1,645)	$(3,033)	$(24,030)	$(9,047)
Total cash costs per gold equivalent ounce(2)	$1,096	-	$1,050	$807
Total cash costs per gold ounce(2)	$494	-	$296	$552
Total cash costs per gold equivalent ounce (55:1) (1)(2)	$1,114	-	$1,104	$748

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 26.

Earnings / (loss) from operations were $113.5 million in Q4 2011, representing an increase of $115.2 million over the same quarter of the prior year. Excluding the impairment reversal of $109.5 million, earnings from operations were $4.0 million, an increase of $5.7 million over Q4 2010. Operations at the mine were suspended throughout the fourth quarter of 2010 as a result of the labour disruption and therefore no revenues were generated in Q4 2010. Annually, El Cubo generated $103.9 million in earnings from operations compared to a loss of $232.8 million in 2010. 2010 earnings included an impairment charge of $223.4 million related to the suspension of operations at the mine, and 2011 earnings include a $109.5 million reversal of this impairment charge due to an improved outlook for the mine. Excluding these items, a loss from operations in 2011 of $5.6 million declined by $3.8 million from a loss from operations of $9.4 million in 2010, primarily to higher prices realized on sales of gold and silver. Annually, the Company incurred $11.4 million in standby costs associated with the suspension of operations at El Cubo, compared to $9.2 million in 2010.

El Cubo generated cash flow from operations of $3.9 million during Q4 2011, as compared to Q4 2010 when the mine used cash flow of $3.0 million in operations while on standby. After deducting capital expenditures of $5.5 million, net free cash flow was negative $1.6 million during the fourth quarter of 2011, an improvement of $1.4 million over negative net free cash flow of $3.0 million in Q4 2010. Capital expenditures during Q4 2011 included $3.2 million in capitalized underground development, $1.3 million in sustaining capital, and $1.0 million in exploration expenditures. Annually, El Cubo used $12.7 million in operating cash flow and $24.0 million in net free cash flow.

During the fourth quarter, cash costs per Au(e)(55:1) were $1,114, which is consistent with cash costs of $1,083 in Q3 2011. No cash costs were reported for Q4 2010 as a result of the suspension of operations at the El Cubo mine. Annually, cash costs per Au(e)(55:1) were $1,104, a 48% increase over the prior year, largely as a result of non-recurring commissioning costs related to the resumption of operations.

EL CUBO EXPLORATION

On March 5, 2012, the Company reported updated reserves and resources at December 31, 2011, including the addition of 0.058 million gold equivalent ounces in proven and probable reserves, before mining depletion of 0.019 million gold equivalent ounces, for a total of 0.657 million gold equivalent ounces of proven and probable reserves at El Cubo. In addition to proven and probable reserves, the Company added 0.081 million gold equivalent ounces to indicated resources and an additional 0.381 million gold equivalent ounces to Inferred resources at the Dolores/Capulin deposit. Further details on the updated reserves and resources by category can be found in the March 5, 2012 press release or in the Company’s Annual Information Form, both which can be found on the Company’s website at www.auricogold.com.

Surface exploration at El Cubo during the fourth quarter of 2011 included the completion of 35 diamond drill holes for 9,693 metres in order to delineate and define the Dolores Capulin zone. Since restarting the exploration program at El Cubo, the Company completed 61 diamond drill holes for 15,790 metres. The results of the 2011 drill program at El Cubo are highlighted in the January 9, 2012 press release, which can be found on the Company’s website at www.auricogold.com. Exploration in 2012 will focus primarily on the three target areas identified in 2011, including Dolores-La Loca, Cebolletes, and Villalpando Sur.

16

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

As a result of the acquisition of Northgate on October 26, 2011, the Company now owns the Young-Davidson advanced stage gold mining development project, which is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s.

Since acquisition, the Company has incurred $82.8 million in capital expenditures related to the construction of the Young-Davidson mine. Open pit pre-production development activities commenced during the fourth quarter, including the successful completion of the first open-pit blast on November 17, 2011. Prior to the commencement of ore processing on March 22, 2012, the Company had 575,000 tonnes of ore stockpiled ahead of the mill, or in excess of three months of mill capacity.

Activities that were completed or on-going during the fourth quarter include:

  The mine site power line was energized December 1, 2011;

  Engineering work was largely completed and all contracts had been awarded by December 31, 2011;

  All major equipment was delivered and was in the process of being installed at December 31, 2011;

  Optimization studies commenced targeting accelerated and increased underground production; and

  The mine achieved 1 million man hours with no lost time injuries.

Subsequent to December 31, 2011, the Company completed the following activities:

  Wet commissioning of the mill processing facility commenced on March 8, 2012, and ore processing beginning on March 22, 2012;

  Open pit mining rates during February averaged 21,300 TPD of ore and waste, as total material movement rates ramp up to the targeted rate of 35,000 TPD;

  All operating and maintenance personnel are in place in order to complete the hand-over of various process systems as they become available;

  In excess of 500,000 cubic metres of water is currently being stored in the tailings facility and the historic Young- Davidson open pit, which is sufficient to allow for mill start-up; and

  Mill power has been successfully changed over from temporary to grid power.

Underground development continues to focus on ramp and access to the mid-shaft ore and waste handling systems. Raise boring of the second leg of the production shaft is scheduled to begin in mid-2012.

The next major milestone for the Young-Davidson project is the first gold pour. The Company estimates that it will need to incur an additional $55.5 million in expenditures subsequent to December 31, 2011 in order to reach that milestone. The Company anticipates reaching commercial production at Young-Davidson by the third quarter of 2012.

YOUNG-DAVIDSON EXPLORATION

On March 5, 2012, the Company reported updated reserves and resources at December 31, 2011, including the addition of 1.01 million gold ounces in proven and probable reserves, for a total of 3.8 million gold ounces of proven and probable reserves at Young-Davidson. In addition to proven and probable reserves, the Company added 0.407 million gold ounces to measured and indicated resources and 0.727 million gold ounces to inferred resources at Young-Davidson. Further details on the updated reserves and resources by category can be found in the March 5, 2012 press release or in the Company’s Annual Information Form, both which can be found on the Company’s website at www.auricogold.com.

During the year, the Company completed 20 surface drill holes for 23,354 metres and four underground drill holes for 1,720 metres as part of the $3.6 million exploration program at Young-Davidson. Since the acquisition of the Young-Davidson property, the Company has spent $0.7 million and completed four holes on the YD West Zone, results of which were reported in the January 9, 2012 press release, which can be found on the Company’s website at www.auricogold.com. In 2012, the Company will continue to focus on exploration in the YD West Zone, as well as follow up on six additional target areas that have been identified on the property.

17

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

AUSTRALIAN OPERATIONS

As a result of the acquisition of Northgate on October 26, 2011, the Company now owns the Fosterville and Stawell gold mines, which are located in the state of Victoria, Australia. Fosterville and Stawell are the two largest gold producing mines in the state of Victoria.

The Company is focused on operations in North America, and as result, management intends to sell the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”). As at the date of the acquisition of Northgate, the Australian operations met the criteria to be classified as a disposal group held for sale and therefore, the related assets and liabilities, with the exception of cash, have been presented as held for sale in the Consolidated Balance Sheets at December 31, 2011. In addition, the financial results of the Australian operations have been presented as net earnings from discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2011.

The following is a summarized operational and financial review of the Fosterville and Stawell mines since the Company’s acquisition on October 26, 2011.

FOSTERVILLE AND STAWELL OPERATIONAL REVIEW

QUARTER AND YEAR ENDED	FOSTERVILLE		STAWELL		TOTAL
DECEMBER 31	2011(2)	2010	2011(2)	2010	2011(2)	2010
Tonnes of ore mined	121,598	-	137,223	-	258,821	-
Tonnes of ore processed	125,301	-	146,568	-	271,869	-
Average grade of gold processed(1)	4.34	-	3.69	-	3.99	-
Average gold recovery rate	84%	-	87%	-	86%	-
Gold ounces produced	14,682	-	15,198	-	29,880	-
Gold ounces sold	14,998	-	13,335	-	28,333	-

(1)	Grams per tonne.
(2)	Represents results subsequent to the acquisition of the Fosterville and Stawell mines on October 26, 2011.

Since the Company’s acquisition of the Fosterville and Stawell mines on October 26, 2011, the Company mined a total of 258,821 tonnes, or 3,922 TPD. Mining rates were consistent with that in Q3 2011, where the Australian operations mined ore at a rate of 3,918 TPD.

The Fosterville and Stawell mill circuits processed a total of 271,869 tonnes, or 4,119 TPD, and produced a total of 29,880 gold ounces since acquisition. Average grades processed at the mill facilities were 3.99 gold grams per tonne.

The Company completed a total of 2,269 metres of development at Fosterville and Stawell since acquisition, with a focus on the Phoenix and Harrier ore zones at Fosterville and the G6 ore zone at Stawell.

FOSTERVILLE AND STAWELL FINANCIAL REVIEW

QUARTER AND YEAR ENDED	FOSTERVILLE		STAWELL		TOTAL
DECEMBER 31	2011(2)	2010	2011(2)	2010	2011(2)	2010
Revenue from mining operations(3)	$25,337	-	$22,877	-	$48,214	-
Production costs(3)	$17,296	-	$12,163	-	$29,459	-
Refining costs(3)	$60	-	$61	-	$121	-
Amortization and depletion(3)	$1,238	-	$1,610	-	$2,848	-
Earnings from operations(3)	$6,661	-	$8,913	-	$15,574	-
Cash flow from operations(3)	$10,924	-	$10,642	-	$21,566	-
Capital expenditures(3)	$(9,403)	-	$(7,959)	-	$(17,362)	-
Net free cash flow(1)	$1,521	-	$2,683	-	$4,204	-
Total cash costs per gold ounce(1)	$821	-	$906	-	$861	-

(1)	See the Non-GAAP Measures section on page 26.
(2)	Represents results subsequent to the acquisition of the Fosterville and Stawell mines on October 26, 2011.
(3)

The financial results of Fosterville and Stawell are presented as discontinued operations in the Company’s consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2011.

18

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings from operations totaled $15.6 million since the Company’s acquisition of the Fosterville and Stawell mines on October 26, 2011. Earnings from operations included a $5.0 million inventory fair value adjustment at Fosterville, which increased production costs.

The Company’s Fosterville and Stawell mines generated $21.6 million in operating cash flow since acquisition. After deducting capital expenditures of $17.4 million, net free cash flow was $4.2 million. Capital expenditures at Fosterville and Stawell since acquisition included $14.6 million in mine development, $1.8 million in sustaining capital, and $1.0 million in exploration activities.

Since acquisition, combined cash costs at Fosterville and Stawell were $861 per gold ounce.

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT EXPLORATION

Prior to the Company’s acquisition of Northgate, positive results were released from a NI 43-101 Preliminary Economic Assessment (“PEA”) for the Kemess Underground Project. The results outlined the development of an underground operation that is well suited to block caving. Average annual production is envisioned to be 95,000 ounces of gold and 41.4 million pounds of copper at a cash cost of $115 per ounce over a 12-year mine life. At $1,500 per ounce gold and $4.00 per pound copper, Kemess Underground would generate a pre-tax net present value (“NPV”) of $755 million, at a 5% discount rate, and a pre-tax internal rate of return (“IRR”) of 27%.

The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage within the Kemess South open pit.

During the fourth quarter of 2011, the Company completed a geotechnical drilling program in the project area that included 17 drill holes for 5,362 metres, which combined with the positive results of the PEA, will allow the completion of a full Feasibility Study in 2012.

GUADALUPE Y CALVO EXPLORATION

In the first quarter of 2012, the Company’s third-party consultant, Micon International Ltd., completed the PEA for the Guadalupe y Calvo exploration property. The PEA envisions a 9-year mine life of combined open pit and underground operations with higher grade ore feeding a mill and lower grade ore being stacked on a heap leach facility. The results of the PEA indicate that Guadalupe y Calvo has the potential to produce 36,000 gold equivalent ounces per year for the first 8 years at a cash cost of $467 per gold equivalent ounce. Upfront capital requirements for the project are estimated at $86.0 million, with sustaining capital requirements estimated at $22.4 million. At $1,450 per gold ounce and $26.35 per ounce silver, the project would generate a pre-tax NPV of $126.3 million, using a 5% discount rate, and a pre-tax IRR of 32%.

CONSOLIDATED EXPENSES

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2011	DECEMBER 31, 2010	DECEMBER 31, 2009(1)
General and administrative	$38,014	$28,752	$36,575
Exploration and business development	$20,940	$1,934	$479
Decommissioning and site rehabilitation	$2,103	-	-
Impairment (reversal) / charge	$(49,520)	$223,357	-
Finance costs	$3,282	$3,348	$3,314
Foreign exchange (gain) / loss	$(20,686)	$3,507	$4,896
Other income	$(41,719)	$(1,418)	$(633)

(1)	The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, financial results for this year have not been restated to IFRS.

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for the year increased by $9.3 million over the prior year primarily as a result of increased professional fees, restructuring costs associated with the integration of Northgate, costs associated with the closure of Capital Gold offices, and higher share-based and other compensation costs resulting from the increased size of the Company following the acquisitions of Capital Gold and Northgate.

Exploration and business development fees increased by $19.0 million during the year when compared to the prior year primarily as a result of $9.8 million of costs incurred relating to the acquisition of Northgate, combined with the $9.4 million in legal, professional and other fees associated with the acquisition of Capital Gold that were incurred during the first half of the year.

19

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company incurred decommissioning and site rehabilitation expenses of $2.1 million during the year related to reclamation activities at Kemess South.

The Company recognized an impairment charge of $223.4 million in the second quarter of 2010 related to the El Cubo mine. The associated income tax impact was $28.8 million, for a net impairment charge of $194.6 million. During the fourth quarter of 2011, the Company recognized a $109.5 million reversal of this impairment charge, with an associated deferred tax expense of $25.3 million, for a net impairment reversal of $84.2 million. During fourth quarter of 2011, the Company also recognized an impairment charge of $57.8 million and $2.2 million on the Guadalupe y Calvo exploration property and the Mezquite exploration property, respectively. The associated income tax impact was $16.5 million and $0.6 million for the Guadalupe y Calvo and Mezquite impairment charges, respectively.

Foreign exchange gains increased by $24.2 million, from a loss of $3.5 million in 2010 to a gain of $20.7 million in 2011, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso weakened significantly during 2011, whereas the Mexican peso strengthened during 2010. The weakening of this currency results in foreign exchange gains, while the strengthening of this currency results in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Mexican peso and Canadian dollar.

Other income increased by $40.3 million, from income of $1.4 million in 2010 to income of $41.7 million in 2011, largely as a result of the recognition of a $23.0 million unrealized gain on the fair value of the option component of convertible senior notes, combined with the recognition of $16.3 million in realized gains on the sale of equity securities held by the Company.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the quarter ended December 31, 2011, the Company recognized a current tax recovery of $13.4 million and a deferred tax expense of $56.7 million, versus a current tax expense of $0.1 million and a deferred tax recovery of $4.0 million in Q4 2010. Annually, current and deferred tax expense were $30.9 million and $64.6 million, respectively, in the current year, compared to current and deferred tax recovery in 2010 of $1.5 million and $30.7 million, respectively. This year-over-year increase in tax expense resulted from higher taxable earnings at the Mexican subsidiaries in the current year, deferred tax expense recognized as a result of the net impairment reversal, and the full utilization of tax loss carryforwards at the Ocampo mine in 2011. Tax expense in the current year was offset by the recognition of the benefit associated with Canadian tax loss carryforwards that had not been expected to be utilized, prior to the Northgate acquisition. In 2010, the tax recovery recognized was due to the impairment charge recognized on the El Cubo mine.

20

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT	AS AT
	DECEMBER 31	DECEMBER 31	DECEMBER 31	2011 vs. 2010
	2011	2010	2009(1)
Current assets	$550,536	$210,024	$208,924

Current assets increased in 2011 primarily due to a higher cash balance, higher tax receivables, and higher inventory balances resulting from the acquisition of Capital Gold, including the current portion of the fair value adjustment on El Chanate at the acquisition date. At December 31, 2011, current assets also included assets held for sale relating to the Australian operations.

Long-term assets	2,623,480	600,013	755,444

The increase in long-term assets was due to an increase in property, plant and equipment, mining interests and goodwill resulting from the acquisitions of Northgate and Capital Gold, partially offset by a decline in long-term investments due to the sale of equity securities.

Total assets	$3,174,016	$810,037	$964,368

Total current liabilities	$224,460	$44,330	$42,180

Current liabilities increased due to higher accounts payable related to ongoing construction efforts at Young- Davidson, and increased current income tax liabilities and current portion of provisions. At December 31, 2011, current liabilities also included liabilities associated with assets held for sale relating to the Australian operations.

Total long-term financial liabilities	246,401	30,481	27,439

Long-term financial liabilities increased due to the convertible senior notes assumed on the acquisition of Northgate, including the fair value of the option component. In addition, the Company received proceeds from a drawdown on its credit facility.

Total other long-term liabilities	462,017	91,566	102,412

Other long-term liabilities increased due to liabilities assumed on the acquisition of Northgate and Capital Gold including the Kemess South reclamation liability, and the deferred income tax liability associated with the fair market value adjustment on assets acquired.

Total liabilities	$932,878	$166,377	$172,031

Shareholders’ equity	$2,241,138	$643,660	$792,337	Shareholders’ equity increased primarily as a result of the common shares and options issued to complete the acquisition of Northgate and Capital Gold, as well as earnings during the period.

(1)	The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, financial results for this year have not been restated to IFRS.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During 2011, the price of gold averaged $1,572 per ounce, with daily London PM Fix prices between $1,319 and $1,895 per ounce. The price of silver experienced even greater volatility during the year, averaging $35.12 per ounce, with daily London Fix prices between $26.16 and $48.70 per ounce. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos, Australian dollars, and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso, Australian dollar, and Canadian dollar averaged approximately 12.4, 1.0, and 1.0, to 1 US dollar in 2011, respectively, compared to 12.6, 1.1 and 1.0, to 1 US dollar in 2010, respectively. In the third quarter of 2010, the Company began managing foreign exchange exposure through the use of Mexican peso forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 24.

The Company has been impacted by industry-wide cost pressures, primarily with respect to labour, energy and other consumables. The Company is actively managing these cost pressures by increasing mining productivities, shortening haul routes, converting to more efficient mining methods, and implementing other optimization initiatives at various sites company-wide.

21

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at December 31, 2011 was $179.4 million, a $66.3 million increase from the balance at the end of 2010 of $113.1 million, and an increase of $34.3 from the balance at September 30, 2011 of $145.1 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies. Future commitments that could impact the Company’s liquidity are disclosed below under “Contractual Obligations.”

CASH FLOW

(in thousands)

	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31 2011	DECEMBER 31 2010	DECEMBER 31 2009
Cash flow from operating activities(1)	$160,258	$97,583	$78,218
Cash flow used in investing activities(1)	(142,802)	(118,414)	(77,462)
Cash flow from financing activities(1)	47,429	2,462	124,963
Effect of foreign exchange rates on cash(1)	(914)	2,534	-
Increase / (decrease) in cash and cash equivalents from continuing operations	63,971	(15,835)	125,719
Increase in cash and cash equivalents from discontinued operations	2,331	-	-
Cash and cash equivalents, beginning of period	113,142	128,977	3,258
Cash and cash equivalents, end of period	$179,444	$113,142	$128,977

(1)

Exclusive of discontinued operations as increase in cash and cash equivalents relating to discontinued operations is presented separately in the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2011.

Operating activities of continuing operations contributed cash flows of $160.3 million during 2011 compared to 2010, when operating activities of continuing operations contributed cash flows of $97.6 million. This increase in operating cash flow arose due to improved prices of gold and silver and the operating cash flow contribution from the El Chanate mine of $38.7 million. These increases were offset by increased cash flow used to fund corporate activities and cash flow used during the suspension of operations at El Cubo in the first half of 2011.

Investing activities of continuing operations for the year ended December 31, 2011 used cash of $142.8 million, which compared to $118.4 million used in 2010. During the year, the Company invested $82.8 million in the construction and development of Young-Davidson, $16.6 million in capitalized stripping activities in the Ocampo and El Chanate open pits, $7.8 million in underground development costs at Ocampo and El Cubo, $7.6 million in sustaining capital, and $13.8 million in exploration activities, and used $54.1 million in cash to complete the acquisition of Capital Gold. These investing outflows were offset by $123.3 million in cash received on acquisition of Northgate, and the partial sale of the Company’s equity investments, which generated net cash inflows of $17.4 million. As of December 31, 2011, the Company had committed to purchase $76.9 million in equipment that will be delivered throughout the first half of 2012, including $72.6 million related to commissioning the Young-Davidson mine.

Financing activities from continuing operations for 2011 generated cash of $47.4 million compared to 2010 when financing activities from continuing operations generated cash of $2.5 million. The increase in cash provided by financing activities during the year was largely a result of the exercise of warrants issued, which generated cash inflows of $15.4 million, combined with $35.0 million in drawdowns on the Company’s credit facility in 2011.

Cash flows from discontinued operations increased the Company’s cash balance during the year by $2.3 million.

CREDIT FACILITY

The Company has access to a $100.0 million credit facility, held entirely with the Bank of Nova Scotia, which carries an interest rate of LIBOR plus 3.00% to 3.50% . The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. At December 31, 2011, the Company had drawn $61.4 million under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $37.6 million available for future funding.

CONVERTIBLE DEBT

As a result of the acquisition of Northgate on October 26, 2011, and the subsequent amalgamation of Northgate and the Company, the Company assumed and became the issuer of $170.0 million convertible senior notes that were originally issued by Northgate in October 2010. These notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is initially 89.41697 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $11.18 per common share.

22

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

On November 23, 2011, the Company notified the holders of the notes that a Fundamental Change had occurred, resulting from the acquisition of Northgate by the Company, whereby the Company offered to purchase the notes from each holder at a price of $1,000 in cash per $1,000 principal amount of the notes. This offer resulted in the purchase of $3.0 million of the notes outstanding on December 21, 2011.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

As part of the commissioning of the Young-Davidson mine, the Company has incurred and will continue to incur capital expenditures associated with the construction of the mine. The Company anticipates that it will need to expend an additional $72.1 million subsequent to December 31, 2011 to complete the construction of required site infrastructure. The Company intends to use existing cash reserves and excess ongoing operating cash flow to fund commissioning activities at Young-Davidson. In the event of a significant weakening in the price of gold and silver, the Company has access to $37.6 million from its revolving credit facility to help fund any shortfalls.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing operating mines. Forecasted capital expenditures at existing operating mines for 2012 are provided on page 5 and relate primarily to mine development expenditures at Ocampo and El Chanate as well as heap leach expansion at El Chanate. This leaves the Company’s current cash balance and revolving credit facility available to fund commissioning activities at Young-Davidson and to pursue future growth plans. The Company had a cash balance at December 31, 2011 of $179.4 million.

Including discontinued operations, the Company’s capital expenditures exceeded operating cash flow by $65.6 million during 2011. During the year, strong operating cash flow, resulting from improved metal prices and increased production, was more than offset by capital expenditures relating to the commissioning of the Young-Davidson mine and open pit stripping, as well as increased exploration expenditures. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects capital expenditures to exceed operating cash flow in 2012 due to expenditures required to complete the construction and development of the Young-Davidson mine. The Company has the ability to fund this forecasted shortfall using cash on hand and the current capacity available under its credit facility, but may also receive additional cash inflows from potential asset divestitures.

The Company has total purchase commitments relating to future capital expenditures of $19.4 million as at March 22, 2012, including $13.2 million relating to future capital expenditures at Young-Davidson.

INVESTMENTS

At December 31, 2011, the Company held investments with a market value of $9.0 million, including investments held by discontinued operations of $1.1 million. These investments consist primarily of common shares in publicly traded companies, which are classified as either held-for-trading or available-for-sale investments. Unrealized gains and losses related to held-for-trading investments are included in net earnings in the period they occur. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. During the year, the Company recognized realized gains of $16.3 million on the sale of equity securities.

23

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2011 is as follows:

(in thousands)

		LESS THAN 1				GREATER
	TOTAL	YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	THAN 5 YEARS

Payables and accruals	$138,478	$138,478	$-	$-	$-	$-
Current income tax liability	3,635	3,635	-	-	-	-
Long-term debt	257,834	6,074	73,070	5,845	172,845	-
Finance leases	13,437	5,632	5,652	2,129	24	-
Long-term obligation	4,000	800	1,600	800	800	-
Royalty interests provision	8,028	5,400	2,628	-	-	-
Future purchase commitments	76,931	76,931	-	-	-	-
Other commitments	3,064	2,081	983	-	-	-
Total	$505,407	$239,031	$83,933	$8,774	$173,669	$-

Included in future purchase commitments is $72.6 million relating to future capital expenditures at Young-Davidson.

The Company has entered into forward contracts to purchase Mexican Pesos, which have been designated as hedging instruments. These contracts are described below under “Financial Instruments and Hedging.”

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2011:

	DECEMBER 31, 2011	DECEMBER 31, 2010
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	281,605,752	138,864,315

At March 27, 2012, the Company had common shares outstanding of 281,760,923.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 27.

At December 31, 2011 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $68.3 million at exchange rates ranging from 11.9 pesos per US dollar to 12.7 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between January 1, 2012 and September 30, 2013. These contracts had a negative fair value of $9.6 million at December 31, 2011, all of which has been recognized in other comprehensive income, with no associated tax impact. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

24

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Five forward contracts were settled during the year ended December 31, 2011 with a total net gain of $0.1 million. The recognition of this net hedging gain resulted in a $0.2 million decrease in production costs and general and administrative expenses, and a net $0.1 million increase in inventory and mineral properties.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Financial Officer, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Chief Financial Officer receive no financial benefits as a result of their ownership of this entity.

Other than discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries, and a Phantom Share Unit Plan for certain directors, officers, employees and consultants of the Company’s Australian operations. The purpose of these plans is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plans, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

EVENTS AFTER THE REPORTING PERIOD

On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold will acquire the Company’s Stawell and Fosterville mines located in Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd, for total consideration of up to CAD $105 million. Consideration will be comprised of CAD $70 million in cash, CAD $10 million in Crocodile Gold shares, and CAD $25 million in contingent payments to be paid in three installments on each of the first three anniversaries of the closing date. The contingent payments are conditional upon the simple average gold price exceeding AUD$1,500 per ounce in the preceding twelve month period. Closing is expected to occur on or about May 1, 2012.

25

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Production costs per financial statements	$39,961	$20,484	$125,870	$89,857
Refining costs per financial statements	$565	$449	$2,063	$1,873
Production and refining costs of discontinued operations(5)	$29,580	-	$29,580	-
Less: By-product revenues(3)	$(981)	-	$(3,073)	-
Less: Inventory fair value adjustments included in production costs(4)	$(6,465)	-	$(13,035)	-
Total cash costs	$62,660	$20,933	$141,405	$91,730
Divided by gold equivalent ounces sold(1)	92,074	51,439	282,182	193,429
Total cash cost per gold equivalent ounce	$681	$407	$501	$474
Total cash costs (per above)	$62,660	$20,933	$141,405	$91,730
Less: Silver revenue (see below)	(36,390)	(32,078)	(157,959)	(100,907)
	$26,270	$(11,145)	$(16,554)	$(9,177)
Divided by gold ounces sold	70,132	28,207	180,740	111,775
Total cash cost per gold ounce(2)	$375	$(395)	$(92)	$(82)
Average realized silver price	$30.98	$27.40	$34.97	$20.30
Multiplied by silver ounces sold	1,174,644	1,170,723	4,516,975	4,970,777
Silver revenue	$36,390	$32,078	$157,959	$100,907

(1)

Gold equivalent ounces sold include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities. Consolidated gold equivalent ounces sold exclude by-product silver ounces sold at the El Chanate, Fosterville, and Stawell mines.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.
(3)

The total by-product revenues adjustment for the fourth quarter and year ended December 31, 2011 includes $0.8 million and $2.9 million relating to the El Chanate mine, which is included in production costs in the Consolidated Statements of Operations, and $0.2 million and $0.2 million relating to the Stawell mine, which is included in production and refining costs of discontinued operations above.

(4)

The total inventory fair value adjustment included in production costs for the fourth quarter and year ended December 31, 2011 includes $1.5 million and $8.0 million relating to the El Chanate mine, which is included in production costs in the Consolidated Statements of Operations, and $5.0 million and $5.0 million relating to the Fosterville mine, which is included in production and refining costs of discontinued operations above.

(5)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations on the Consolidated Statements of Operations for the year ended December 31, 2011.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation of or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

26

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2011	2010	2011	2010
Operating cash flow from continuing operations(1)	$20,511	$35,640	$160,258	$97,583
Less: Capital expenditures of continuing operations(1)	(128,557)	(28,515)	(230,024)	(107,216)
Net free cash flow from continuing operations	$(108,046)	$7,125	$(69,766)	$(9,633)
Operating cash flow from discontinued operations	$21,566	-	$21,566	-
Less: Capital expenditures of discontinued operations	(17,362)	-	(17,362)	-
Net free cash flow from discontinued operations	$4,204	-	$4,204	-
Operating cash flow	$42,077	$35,640	$181,824	$97,583
Less: Capital expenditures	(145,919)	(28,515)	(247,386)	(107,216)
Net free cash flow	$(103,842)	$7,125	$(65,562)	$(9,633)

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Consolidated Statement of Cash Flows.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

27

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN OPERATIONS

The Company’s property interests are located in Mexico, Canada and Australia, and are subject to the laws and regulations of those countries. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of the countries, states and provinces in which the property interests are located to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the governments of Mexico, Canada or Australia or by their court systems. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

INTEGRATION RISK

The Company completed the acquisitions of Capital Gold and Northgate during the year in order to position the Company as an intermediate gold producer, and to create the opportunity to realize certain benefits including the utilization of Canadian tax losses, improved growth opportunities and capital funding opportunities as a result of combining the business of the Company, Capital Gold and Northgate. A variety of factors, including the required dedication of substantial management effort, time and resources on integration matters, which may divert focus and resources from other strategic opportunities of the Company, and those other risk factors referenced above, may adversely affect the ability to achieve the anticipated benefits of the merger.

POTENTIAL FOR INCURRING UNEXPECTED COSTS OR LIABILITIES AS A RESULT OF ACQUISITIONS

Although the Company has conducted investigations in connection with the acquisitions of Northgate and Capital Gold, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired undisclosed liabilities that could have an adverse impact on the Company’s business or financial condition.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico, Canada and Australia are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

28

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold and silver have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2011, the Company had $61.4 million of variable rate debt an interest rate of 4.25% . The interest rate may change depending on the Company’s leverage ratio during the period, between a range of LIBOR plus 3.00% to 3.50% for LIBOR loans. For prime rate and Canadian base rate loans, the applicable margin ranges between 2.00% to 2.50%, which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

Metal sales revenues for the Company are denominated in US dollars. Proceeds from metal sales are received in US dollars for the Company’s North American operations and are received in Australian dollars for the Company’s Australian operations. The Company is primarily exposed to currency fluctuations relative to the US dollar on sales from its Australian mines, and expenditures that are denominated in Canadian dollars, Mexican pesos, and Australian dollars, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and revenues and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

EQUITY PRICE RISK

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares and warrants owned are also likely to be significantly affected by short-term changes in the price of precious metals, or in the financial condition of the entities as reflected in their quarterly reports.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 24.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

29

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2013
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these revised standards will not have a material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. During the third quarter of 2011, the IASB tentatively agreed to move the effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in their entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on the consolidated financial statement note disclosures.

IFRS 13, F air Value Measurement is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies, the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in the Consolidated Statements of Operations.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on the consolidated financial statements.

30

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, the Canadian Accounting Standards Board (“AcSB”) requires publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”). As a result, the Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective January 1, 2011. The Company’s transition date is January 1, 2010 and therefore the Company has prepared its opening IFRS balance sheet at that date. For further information on the Company’s significant accounting policies under IFRS and adjustments made to the IFRS balance sheet at January 1, 2010 and December 31, 2010, and statement of comprehensive income for the year ended December 31, 2010, refer to note 3 and note 5, respectively, in the Company’s consolidated financial statements for the year ended December 31, 2011.

Reconciliation of assets, liabilities and equity

		AS AT DECEMBER 31, 2010			AS AT JANUARY 1, 2010
		CANADIAN	EFFECT OF		CANADIAN	EFFECT OF
		GAAP	TRANSITION	IFRS	GAAP	TRANSITION	IFRS
(IN THOUSANDS)	NOTES	($)	($)	($)	($)	($)	($)
ASSETS
Current portion of deferred income tax asset	(a)	2,351	(2,351)	-	4,210	(4,210)	-
Inventories	(b),(e)	75,774	(388)	75,386	60,485	-	60,485
Other current assets		134,638	-	134,638	144,229	-	144,229
Total current assets		212,763	(2,739)	210,024	208,924	(4,210)	204,714
Non-current assets
Property, plant and equipment & mining interests	(b),(c),(f),(g)	568,635	(6,612)	562,023	628,740	(8,252)	620,488
Other long-term assets		37,990	-	37,990	19,905	-	19,905
Goodwill		-	-	-	106,799		106,799
		819,388	(9,351)	810,037	964,368	(12,462)	951,906

LIABILITIES
Current liabilities	(a)	53,264	(8,934)	44,330	42,180	-	42,180
Non-current liabilities
Long-term debt and finance lease obligations		27,171	-	27,171	32,431		32,431
Other long-term liabilities	(b)	3,864	2,589	6,453	5,051	3,603	8,654
Provisions	(c), (e)	7,626	(1,180)	6,446	7,593	255	7,848
Deferred income tax liability	(a)	60,700	21,277	81,977	84,776	22,263	107,039
		152,625	13,752	166,377	172,031	26,121	198,152

SHAREHOLDERS’ EQUITY
Capital stock	(d)	881,973	(13)	881,960	866,716	-	866,716
Contributed surplus	(d)	22,365	715	23,080	23,873	(528)	23,345
Deficit		(252,173)	(18,869)	(271,042)	(104,686)	(31,621)	(136,307)
Accumulated other comprehensive income	(h)	14,598	(4,936)	9,662	6,434	(6,434)	-
		666,763	(23,103)	643,660	792,337	(38,583)	753,754
		819,388	(9,351)	810,037	964,368	(12,462)	951,906

31

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of total comprehensive income

	FOR THE YEAR ENDED DECEMBER 31, 2010
		CANADIAN GAAP	EFFECT OF TRANSITION	IFRS
(IN THOUSANDS)	NOTES	($)	($)	($)
Revenue from mining operations		238,266	-	238,266
Costs of sales:
Production costs	(e)	90,866	(1,009)	89,857
Refining costs		1,873	-	1,873
Mine standby costs		9,214	-	9,214
Amortization and depletion	(b),(c),(f)	46,527	(1,850)	44,677
Total cost of sales		148,480	(2,859)	145,621

General and administrative costs	(d)	27,589	1,163	28,752
Exploration and business development		1,934	-	1,934
Impairment charge	(g)	-	223,357	223,357
Earnings / (loss) from operations		60,263	(221,661)	(161,398)

Impairment charge	(g)	(221,610)	221,610	-
Finance costs	(c),(f)	(3,149)	(199)	(3,348)
Foreign exchange loss	(c)	(3,091)	(416)	(3,507)
Other (income) / expense	(b)	(510)	1,928	1,418
Loss before income taxes		(168,097)	1,262	(166,835)

Deferred tax recovery	(a)	(19,094)	(11,557)	(30,651)
Current tax recovery		(1,516)	-	(1,516)
Net loss		(147,487)	12,819	(134,668)

Other comprehensive income	(e)	8,164	1,431	9,595
Total comprehensive loss		(139,323)	14,250	(125,073)

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS had no significant impact on the Company’s statement of cash flows for the year ended December 31, 2010. The differences in income, as previously disclosed, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

All significant differences that resulted in an adjustment to the Company’s IFRS balance sheet at January 1, 2010 and December 31, 2010 and to comprehensive income for the year ended December 31, 2010 are as follows:

(a) Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable profit or loss is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred tax liability at January 1, 2010 and December 31, 2010, and an increase in the deferred tax recovery for the year ended December 31, 2010.

Under Canadian GAAP, deferred taxes were classified as current or non-current on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets and liabilities are classified as non-current. Therefore, a reclassification adjustment of $4.2 million was made to present all deferred tax assets and liabilities as non-current on transition to IFRS at January 1, 2010. At December 31, 2010, reclassification adjustments of $2.4 million and $8.9 million were made to present all deferred tax assets and liabilities, respectively, as non-current.

(b) Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in a decline in property, plant and equipment at January 1, 2010 and December 31, 2010, and a decrease in amortization and depletion expense for year ended December 31, 2010.

32

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS, as described above, the deferred gain recognized for these transactions increased. This difference resulted in an increase in other income for the year ended December 31, 2010.

The impact of these adjustments is summarized as follows:

		Year ended
		December 31
Statement of comprehensive income (in thousands):		2010
Amortization and depletion		$(1,185)
Other (expense) / income		(1,636)
Adjustment before income taxes		$(2,821)

	December 31	January 1
Balance sheet (in thousands):	2010	2010
Property, plant and equipment and mining interests	$(4,801)	$(6,105)
Other long-term liabilities	(2,850)	(4,486)
Current assets (inventory)	(119)	-
	$(7,770)	$(10,591)

(c) Reclamation Provisions

Under IFRS, reclamation provisions are measured at the expected value of future cash flows required to settle the obligation, discounted to their present value using a pre-tax rate. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. Under Canadian GAAP, the Company was required to use a credit-adjusted discount rate when calculating the obligation. These differences had an immaterial impact on the Company’s long-term provisions on transition to IFRS and an immaterial impact on the Company’s accretion expense during 2010, but resulted in an increase in the long-term provisions at December 31, 2010.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciating the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the year ended December 31, 2010.

Under IFRS, foreign exchange gains and losses on the reclamation provision are considered changes to estimated cash flows that are capitalized to the reclamation asset, where they will be amortized over the life of the mine. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to increase mining interests at December 31, 2010, and to decrease foreign exchange loss and amortization and depletion expense for the year ended December 31, 2010.

The impact of these adjustments is summarized as follows:

		Year ended
		December 31
Statement of comprehensive income (in thousands):		2010
Amortization and depletion		$(82)
Finance costs		(12)
Foreign exchange loss		(419)
Adjustment before income taxes		$(513)

	December 31	January 1
Balance sheet (in thousands):	2010	2010
Long-term provisions	$(502)	$-
Property, plant and equipment and mining interests	(76)	(1,091)
	$(578)	$(1,091)

In addition to the adjustments summarized above, there was also a reclassification required upon the adoption of IFRS. Under Canadian GAAP, accretion expense was presented as part of amortization, depletion and accretion expense. Under IFRS, accretion expense is presented as part of finance costs. This reclassification amounted to $0.5 million for the year ended December 31, 2010.

33

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

At January 1, 2010, there was also a reclassification between other long-term obligations and long-term provisions in the amount of $0.8 million, which relates to the non-current liability for the Company’s long-term employee incentive retention plan. The timing of payment under this plan is unknown, and as a result, this liability is considered a provision under IFRS.

(d) Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the year ended December 31, 2010.

The Company elected to apply the exemption provided under IFRS 1, which limits the application of these measurement changes to all share-based compensation granted after November 7, 2002 that had not vested by the transition date. The Company applied IFRS 2, Share-based Payments, for all liabilities arising from share-based payment transactions that existed at its transition date.

(e) Post-employment benefits provision

Under Mexican labour law, the Company is required to provide statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s post-employment benefits provision and inventory at January 1, 2010 and December 31, 2010, and a decrease in production costs for the year ended December 31, 2010.

(f) Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in property, plant and equipment and mining interests at January 1, 2010, and a decrease in amortization and depletion expense for the year ended December 31, 2010. During 2010, the Company also identified qualifying assets under IFRS for which interest was not capitalized under Canadian GAAP. This adjustment resulted in an increase in property, plant and equipment and mining interests and a decrease in finance costs at December 31, 2010.

The impact of these adjustments is summarized as follows:

		Year ended
		December 31
Statement of comprehensive income (in thousands):		2010
Amortization and depletion		$(109)
Finance costs		(282)
Adjustment before income taxes		$(391)

	December 31	January 1
Balance sheet (in thousands):	2010	2010
Property, plant and equipment and mining interests	$(818)	$(1,209)

(g) Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the suspension of operations at the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in net book value of the El Cubo assets under IFRS. These differences resulted in a decrease in property, plant and equipment and mining interests at December 31, 2010, and an increase in the impairment charge for the year ended December 31, 2010 of $1.7 million.

(h) Foreign exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company made this election, resulting in a decline of $6.4 million in accumulated other comprehensive income and a corresponding increase in the deficit at January 1, 2010.

34

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii) Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

35

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(iv) Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the asset’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v) Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi) Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and amounts of expected cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made when estimating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to ten years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding public disclosures. As at December 31, 2011 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as at December 31, 2011 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified by the legislation.

On October 26, 2011, the Company completed the acquisition of Northgate. The results of the newly amalgamated operations were included in the annual assessment of disclosure controls and procedures for the year ended December 31, 2011.

36

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii) Management’s Report on Internal Controls Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s controls for the year ended December 31, 2011. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2011, and provided reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

On October 26, 2011, the Company completed the acquisition of Northgate. The results of the newly amalgamated operations have been included in the consolidated financial statements from the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Northgate and integrate them with those of the Company. As a result, the previous Northgate operations have been excluded from the Company’s annual assessment of internal controls over financial reporting. The Company is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Northgate entities over the next year. A summary of the financial information for Northgate, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at December 31, 2011, is provided below.

December 31
Summary financial data (in millions)	2011
Revenue from mining operations	$48.3
Net earnings from continuing operations	20.4
Net earnings from discontinued operations	15.5
Total current assets	103.7
Total non-current assets	1,553.4
Total current liabilities	128.1
Total non-current liabilities	477.5

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

37

2011 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, including International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, as issued by the International Accounting Standards Board (see note 2 to the consolidated financial statements for the year ended December 31, 2011). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; the benefits to be derived from acquisitions; future cash flows; estimates regarding the future costs related to exploration and production at the Company’s projects; the nature and availability of additional funding sources; there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which the Company now or in the future carries on business which are not consistent with the Company’s current expectations; there being no significant disruptions affecting the Company’s current or future operations; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; timing and amount of production; unanticipated grade changes; unanticipated recovery rates or production problems; changes in mining, processing and overhead costs; changes in metallurgy and processing technology; access and availability of materials, equipment, supplies, labour and supervision, power and water; availability of drill rigs; costs and timing of development of new mineral reserves; joint venture relationships; wars or armed conflicts, either globally or in the countries in which the Company operates; local and community impacts and issues; timing and receipt of government approvals; accidents and labour disputes; environmental costs and risk; competitive factors, including competition for property acquisitions; availability of capital at reasonable rates or at all; changes in interest rates and currency rates; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

38